SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13011

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Comfort Systems USA, Inc. 401 (k) Plan
777 Post Oak Blvd., Suite 500
Houston, TX 77056

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Comfort Systems USA, Inc.
777 Post Oak Blvd., Suite 500
Houston, TX 77056

COMFORT SYSTEMS USA, INC. 401(k) PLAN
INDEX TO FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator

Comfort Systems USA, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Comfort Systems USA, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002,  and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2003, and assets (held at end of year) as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 16, 2004

Comfort Systems USA, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Receivables:
Employer contributions	$187,179	$232,098
Participant contributions	677,325	650,082
Total receivables	864,504	882,180
Investments	101,415,698	64,800,963
Net assets available for benefits	$102,280,202	$65,683,143

See accompanying notes.

Comfort Systems USA, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Employer contributions	$2,332,927
Participant contributions	9,580,759
Participant rollovers	577,705
Investment income	948,452
Net appreciation in fair value of investments	15,101,269
Total additions	28,541,112

Deductions:
Benefits paid to participants	11,354,958
Corrective distributions	52,233
Administrative expenses	120,019
Total deductions	11,527,210

Other changes in net assets:
Transfers from other qualified plans	19,583,157

Net increase	36,597,059

Net assets available for benefits:
Beginning of year	65,683,143
End of year	$102,280,202

See accompanying notes.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

General

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from Comfort Systems USA, Inc. (the “Company”).

The Plan is a defined contribution plan established on October 1, 1998, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Transfers From Other Qualified Plans

During 2003, net assets from other qualified plans were transferred into the Plan as follows:

Plan Name	Effective Date of Merger	Net Assets Transferred In

MJ Mechanical 401(k) Plan	1/1/2003	$5,117,902
Quality Air Heating & Cooling, Inc. 401(k) Plan and Trust	1/1/2003	8,338,097
Tri-City Mechanical 401(k) Savings Plan	7/1/2003	3,211,732
Airtemp Mechanical 401(k) Plan	9/1/2003	454,835
Target Construction, Inc. 401(k) Plan	11/1/2003	2,067,416
Design Mechanical, Inc. Profit Sharing/401(k) Plan	11/1/2003	393,175
Total		$19,583,157

Eligibility

Employees of the Company and its adopting subsidiaries are eligible to participate in the Plan on the first day of each quarter coincident with or following their date of hire. Participants become eligible to receive the Company’s discretionary matching contribution after the completion of one year of service, as defined by the Plan.

Contributions

Participants may contribute up to 15% of their eligible compensation on a pretax basis, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

Each adopting subsidiary may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the adopting subsidiary. Effective May 1, 2003, the Company temporarily suspended the Company match for all highly compensated employees, as defined by the Internal Revenue Service (“IRS”), until January 2004. Additional discretionary contributions may be made at the option of each adopting subsidiary. No discretionary contributions were made for the year ended December 31, 2003.  Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.

Participants direct the investment allocation of all contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance less the participant’s highest outstanding loan balance during the preceding 12 months. The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid in up to ten years. The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are immediately vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon. Participants are 100% vested in employer contributions plus earnings upon attainment of age 59½, death, or disability. Participants whose service terminates prior to age 59½ for reasons other than retirement, death, or disability are eligible to receive vested employer contributions, if any, and interest thereon based on years of continuous service. A participant is 20% vested in employer contributions after one year and an additional 20% for each year thereafter. Forfeitures of nonvested contributions may be used to reduce future employer contributions or to pay administrative expenses of the Plan.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon plan termination, participants would become 100% vested in their account balances.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Investment Valuation

Effective October 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (“CGLIC”), a CIGNA Corporation company (“CIGNA”). The contract includes the CIGNA Guaranteed Income Fund, which is invested in CGLIC’s general portfolio and is recorded at contract value, which approximates fair value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant-directed transfers among investment options and distributions will normally be made immediately; however, CIGNA may exercise its contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for CIGNA to invoke this deferral provision. The rate of credited interest for any period of time will be determined by CGLIC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The average yield was approximately 2.88% and 4.10% for the years ended December 31, 2003 and 2002, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) was 3.00% and 3.85% as of December 31, 2003 and 2002, respectively.

The contract also includes investments in pooled separate accounts, which are stated at fair value as determined by CGLIC, based on the quoted market values of the underlying assets in the separate accounts. Common stock is stated at fair value based on quotations obtained from national securities exchanges. Participant loans are stated at cost, which approximates fair value.

3. Investments

CIGNA Bank & Trust Company, FSB, is the Plan’s trustee. Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2003	2002

CIGNA Guaranteed Income Fund	$27,450,741	$22,384,933
CGLIC pooled separate accounts:
Balanced I/Wellington Management Fund	6,240,479	4,934,811
S&P 500 Index Fund	5,563,946	3,193,496
Large Cap Value/John A. Levin & Co. Fund	5,195,230	3,414,576
Large Cap Growth/Goldman Sachs	8,470,368	6,252,439
Small Cap Growth/Times Square Fund	5,927,504	3,758,697
Oppenheimer Global Fund (Class A)	5,898,220	—
Janus Adviser Worldwide Account	—	3,549,973

During 2003, the Plan’s investments (including investments bought, sold, and held during the plan year) appreciated as follows:

Year Ended December 31 2003

Common stock	$1,471,842
Pooled separate accounts	13,629,427
$15,101,269

4. Income Tax Status

The Plan has applied for but not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “IRC”). However, the plan administrator believes that the Plan has been designed to comply with the requirements of the IRC and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the IRC.

5. Subsequent Event

On April 1, 2004, Prudential Financial, Inc. (“Prudential”) completed an acquisition of the retirement business of CIGNA. As a result of this transaction, the Plan’s recordkeeper and custodian functions will be performed by businesses controlled by or affiliated with Prudential.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 76-0526487   PN: 001

Year ended December 31, 2003

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions

$ 7,918	$ 7,918

Note:           Delinquent participant contributions of $7,070 were corrected outside of the Voluntary Fiduciary Compliance Program in 2003. The remaining delinquent participant contributions were corrected in 2004.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 76-0526487   PN: 001

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

* Comfort Systems USA, Inc.	623,360 shares of common stock	$3,416,015
* CGLIC(1)	CIGNA Guaranteed Income Fund (general account)	27,450,741
* CGLIC(1)	S&P 500 Index Fund (pooled separate account)	5,563,946
* CGLIC(1)	Fidelity Advisor Equity Growth Account (pooled separate account)	4,371,555
* CGLIC(1)	INVESCO Dynamics Account (pooled separate account)	4,840,400
* CGLIC(1)	Balanced I/Wellington Management Fund (pooled separate account)	6,240,479
* CGLIC(1)	Large Cap Growth/Goldman Sachs (pooled separate account)	8,470,368
* CGLIC(1)	Large Cap Value/John A. Levin & Co. Fund (pooled separate account)	5,195,230
* CGLIC(1)	Small Cap Growth/Times Square Fund (pooled separate account)	5,927,504
* CGLIC(1)	Lifetime 20 Fund (pooled separate account)	1,801,867
* CGLIC(1)	Lifetime 30 Fund (pooled separate account)	2,490,423
* CGLIC(1)	Lifetime 40 Fund (pooled separate account)	2,469,157
* CGLIC(1)	Lifetime 50 Fund (pooled separate account)	1,115,491
* CGLIC(1)	Lifetime 60 Fund (pooled separate account)	232,923
* CGLIC(1)	International Blend/Bank of Ireland Fund (pooled separate account)	667,570
* CGLIC(1)	Large Cap Growth/Dresdner RCM Fund (pooled separate account)	3,895,392
* CGLIC(1)	Mid Cap Value/Wellington Management Fund (pooled separate account)	2,441,389
* CGLIC(1)	Waddell & Reed Advisors Accumulative Fund (Class A)	4,049,752
* CGLIC(1)	Strong Advisor Small Cap Value Fund (Class Z)	1,478,235
* CGLIC(1)	Oppenheimer Global Fund (Class A)	5,898,220
* CGLIC(1)	Global Value/Morgan Stanley Fund (pooled separate account)	611,962
* Participant loans	Varying maturity dates and interest rates ranging from 4.25% to 13.00%	2,787,079
		$101,415,698

(1) Connecticut General Life Insurance Company (an indirect, wholly owned subsidiary of CIGNA)

*Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

COMFORT SYSTEMS USA, INC. 401(k) PLAN

By:	/s/ J. GORDON BEITTENMILLER
J. Gordon Beittenmiller
Executive Vice President and
Chief Financial Officer of
Comfort Systems USA, Inc.
401(k) Investment Committee Member

Date: June 22, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION OF EXHIBITS

23.1	—	Consent of Independent Registered Public Accounting Firm.